KW 3/12/14

14046861

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 27 2014
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-19082

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Carty & Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6263 Poplar Avenue, Suite 800
(No. and Street)

Memphis	TN	38119
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John C. Dallosta — 901-767-8940
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jackson, Howell and Associates, PLLC
(Name – *if individual, state last, first, middle name*)

7240 Goodlett Farms Parkway, Suite 101	Cordova	TN	38016
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/14/14

OATH OR AFFIRMATION

I, John C. Dallosta, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Carty & Company, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SONJA D. CHEESEMAN STATE OF TENNESSEE NOTARY PUBLIC COUNTY OF SHELBY MY COMM EXP. 04-10-2016

[signature]
Signature

EXECUTIVE VICE-PRESIDENT
Title

[signature]
Notary Public 2/25/2014

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

JACKSON, HOWELL & ASSOCIATES, PLLC
CERTIFIED PUBLIC ACCOUNTANTS/BUSINESS CONSULTANTS

MEMBERS AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
PRIVATE COMPANIES PRACTICE SECTION

MEMBERS:

JIMMY R. ADKINS, CPA
DAVID L. JACKSON, CPA
CYNTHIA C. ROBB, CPA
KAREN D. HILL, CPA, CFE, CGFM
MARK L. LAUBER, CPA

TENNESSEE
7240 GOODLETT FARMS PARKWAY, SUITE 101
CORDOVA, TENNESSEE 38016-4925
(901) 683-5100 (O) / (901) 683-0562 (F)

ARKANSAS
301 EAST BROADWAY STREET
WEST MEMPHIS, ARKANSAS 72301-3173
(870) 735-2683 (O) / (870) 735-5871 (F)

E-MAIL: JHH@JHHCPA.COM

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Carty & Company, Inc.
Memphis, Tennessee

Report on the Financial Statements

We have audited the accompanying financial statements of Carty & Company, Inc. (the Company) which comprise the statement of financial condition as of December 31, 2013, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the

appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Carty & Company, Inc. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matters

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

Jackson, Howell & Associates, PLLC

Cordova, Tennessee
February 24, 2014

Carty & Company, Inc.
STATEMENT OF FINANCIAL CONDITION
December 31, 2013

ASSETS

Cash	$ 743,580
Receivables:	
Broker-dealers and clearing organizations	4,956,742
Officers, directors and employees	539,780
Securities owned, at fair value	5,497,682
Furniture, equipment and leasehold improvements, net of accumulated depreciation of $1,000,457	151,076
Other assets	115,176
	$12,004,036

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable and accrued liabilities	$ 578,302
Payable to affiliate	557,705
Securities sold, not yet purchased	21,791
	1,157,798
DEFERRED INCOME TAXES	32,651
COMMITMENTS AND CONTINGENT LIABILITIES	-
STOCKHOLDER'S EQUITY	
Common stock, no par value; authorized 25,000 shares; issued 10,500 shares; outstanding 3,833 1/3 shares	2,208,790
Retained earnings	8,685,815
	10,894,605
Less cost of 6,666 2/3 shares of treasury stock	81,018
	10,813,587
	$12,004,036

The accompanying notes are an integral part of these financial statements.

Carty & Company, Inc.
STATEMENT OF INCOME
For the Year Ended December 31, 2013

REVENUE:	
Trading securities	$ 9,713,940
Commissions	200,665
Interest income	504,655
Other	1,830
	10,421,090
EXPENSES:	
Commissions	4,577,742
Employee compensation	2,332,536
Clearance to non-brokers	336,489
Occupancy	416,956
Communications	123,339
Interest	77,122
Regulatory expenses	139,880
Other general, administrative and operating expenses	1,141,220
	9,145,284
INCOME BEFORE INCOME TAXES	1,275,806
INCOME TAX EXPENSE:	
Current	436,091
Deferred	(13,320)
	422,771
NET INCOME	$ 853,035

The accompanying notes are an integral part of these financial statements.

Carty & Company, Inc.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2013

	Common Stock	Retained Earnings	Treasury Stock	Total
Balance at January 1, 2013	$2,208,790	$7,832,780	$(81,018)	$9,960,552
Net income	-	853,035	-	853,035
Balance at December 31, 2013	$2,208,790	$8,685,815	$(81,018)	$10,813,587

The accompanying notes are an integral part of these financial statements.

Carty & Company, Inc.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
For the Year Ended December 31, 2013

Subordinated borrowings at January 1, 2013	$ -
Increases	-
Decreases	-
Subordinated borrowings at December 31, 2013	$ -

The accompanying notes are an integral part of these financial statements.

Carty & Company, Inc.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2013

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 853,035
Adjustments to reconcile net income to cash used in operating activities:	
Depreciation	81,788
Deferred tax benefit	(13,320)
(Increase) decrease in operating assets:	
Net receivable from broker-dealers and clearing organization	(4,856,742)
Securities owned	3,531,389
Commissions and other receivables	(31,741)
Other	(6,203)
Increase (decrease) in operating liabilities:	
Securities sold, not yet purchased	(2,709)
Accounts payable and accrued liabilities	(114,940)
Payable to affiliate	557,705
NET CASH USED IN OPERATING ACTIVITIES	(1,738)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Payments for purchase of equipment	(11,779)
NET CASH USED IN INVESTING ACTIVITIES	(11,779)
DECREASE IN CASH	(13,517)
CASH AT BEGINNING OF YEAR	757,097
CASH AT END OF YEAR	$ 743,580
SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION:	
Cash paid during the year for:	
Interest	$ 77,122
Income taxes	$ 82,830
Noncash financing activity - net payments under secured demand note collateral agreements	$ 934,477

The accompanying notes are an integral part of these financial statements.

Carty & Company, Inc.
NOTES TO FINANCIAL STATEMENTS

NOTE A - OPERATIONS AND ORGANIZATION

Carty & Company, Inc. is a securities broker-dealer operating under provisions of the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a wholly-owned subsidiary of Carty Financial Corporation.

The Company operates primarily as a principal in transactions for the purchase and sale of various types of debt securities which include obligations of the United States Government, federal government agencies, various state and local governments, and corporate debt. The Company also acts as agent for customers in acquiring certificates of deposits, equity securities, mutual funds and private placement of mortgage loans.

The Company's securities transactions are made primarily with individuals, financial institutions, credit unions, private organizations and other broker-dealers.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

The Company has contracted with Pershing, LLC to act in the capacity of its clearing broker and all customer funds and securities are safe kept with that institution in accordance with the Securities and Exchange Commission regulations. The customer's funds and securities are protected to limits provided by the Securities Investor Protection Corporation (SIPC) with additional protection provided by a third party to cover the entire account net equity up to an aggregate of $100 million.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Recording Security Transactions

Purchases and sales of securities and related commission revenues and expenses are recorded on a settlement date basis, generally the third business day following the trade date. If materially different, transactions are adjusted to a trade date basis.

Collateral

The Company continues to report assets it has pledged as collateral in secured borrowing and other arrangements when the secured party cannot sell or pledge the assets.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Securities Owned and Securities Sold, But Not Yet Purchased

Marketable securities, consisting of stocks, corporate bonds, state, municipal and United States and agencies obligations, and securities sold but not yet purchased, are valued at market value. Securities not readily marketable are stated at their estimated value. Rules and regulations of the Securities and Exchange Commission require valuation of broker-dealer owned securities to be valued at market. Unrealized gains and losses have been included in income.

Accounting for Bad Debts

The Company uses the direct write-off method of accounting for bad debts. Management has reviewed all material accounts receivable and has charged operations with all amounts above anticipated collections. Management views all material amounts remaining as collectible; therefore, a provision for doubtful accounts has not been made.

Property and Equipment

Property and equipment are stated at cost.

Depreciation expense is determined by the straight-line method over the estimated useful lives of the assets, which range from three to ten years. Leasehold improvements are amortized over the lesser of the economic useful life or the term of the lease.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising Costs

The Company expenses all advertising costs, including direct response advertising costs, as they are incurred. Total advertising costs for the year ended December 31, 2013 were $33,196.

Income Taxes

The Company is included in the consolidated federal income tax return filed by its Parent. Federal income taxes are calculated as if the Company filed a separate return; and the amount of current tax expense or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Allocated Expenses from Parent Company

The Parent incurs the costs of salaries, commissions and related expenses and allocates such costs to the operations of the Company. The Parent charges the Company a management fee to cover salary processing costs.

Events Occurring After Report Date

The Company has evaluated events and transactions that occurred between December 31, 2013 and February 24, 2014, which is the date that the financial statements were available to be issued, for possible recognition or disclosure in the financial statements.

NOTE C - FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

Following is a description of the valuation methodologies used for the assets measured at fair value. There have been no changes in the methodologies used at December 31, 2013.

U. S. government securities: Valued at the closing price reported in the active market in which the individual securities are traded.

NOTE C - FAIR VALUE MEASUREMENT - CONTINUED

Municipal securities: Certain municipal securities are valued at the closing price reported in the active market in which the security is traded. Other municipal securities are valued based on yields currently available on comparable securities of issuers with similar credit ratings, maturity dates, and other factors related to the security.

Corporate bonds: Certain corporate bonds are valued at the closing price reported in the active market in which the bond is traded. Other corporate bonds are valued based on yields currently available on comparable securities of issuers with similar credit ratings.

Common stocks: Certain common stocks are valued at the closing price reported in the active market in which the individual securities are traded. Investments in certain restricted common stocks are valued at the quoted market price of the issuer's unrestricted common stock less an appropriate discount. If a quoted market price for unrestricted common stock of the issuer is not available, restricted common stocks are valued at a multiple of current earnings less an appropriate discount. The multiple chosen is consistent with multiples of similar companies based on current market prices.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2013.

NOTE C - FAIR VALUE MEASUREMENT - CONTINUED

Fair Value Measurements on a Recurring Basis
As of December 31, 2013

ASSETS	Level 1	Level 2	Level 3	Total
Cash	$ 743,580	$ -	$ -	$ 743,580
Securities owned:				
Obligations of the U.S. Government	8,962	1,744,103	-	1,753,065
Obligations of states, counties and municipalities	1,988,222	1,596,381	-	3,584,603
Corporate obligations	109,794	47,013	-	156,807
Stocks and warrants	3,207	-	-	3,207
Total Securities Owned	2,110,185	3,387,497	-	5,497,682
TOTALS	$2,853,765	$ 3,387,497	$ -	$6,241,262

Fair Value Measurements on a Recurring Basis
As of December 31, 2013

LIABILITIES	Level 1	Level 2	Level 3	Total
Securities sold, not yet purchased:				
Obligations of states, counties, and municipalities	$ -	$21,791	$ -	$21,791
TOTAL	$ -	$21,791	$ -	$21,791

NOTE D - RECEIVABLE FROM AND PAYABLE TO BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2013, consist of the following:

	Receivable	Payable
Deposits	$ 100,000	$ -
Due from clearing organization	4,856,742	-
	$4,956,742	$ -

NOTE D - RECEIVABLE FROM AND PAYABLE TO BROKER-DEALERS AND CLEARING ORGANIZATIONS - CONTINUED

The Company clears certain of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis. The amount payable to the clearing broker relates to the aforementioned transactions and is collateralized by securities owned by the Company.

NOTE E - INCOME TAX MATTERS

Net deferred tax assets (liabilities) consist of the following components as of December 31, 2013:

Deferred tax assets (liabilities):	
Property and equipment	$(32,651)
Less valuation allowance	-
	$(32,651)

Current and deferred taxes by jurisdiction are as follows:

	Current	Deferred	Total
Federal	$356,694	$(12,335)	$344,359
State and local	79,397	(985)	78,412
	$436,091	$(13,320)	$422,771

The alternative minimum tax (AMT) credit carryforward may be carried forward indefinitely to reduce future regular income taxes payable. The AMT credit carryforward as of December 31, 2013 was $20,666.

The income tax provision differs from the amount of income tax expense determined by applying the U.S. federal income tax rate to pretax income from continuing operations for the year ended December 31, 2013 due to the following:

Computed "expected" tax expense	$433,774
Increase (decrease) in income tax expense resulting from:	
Nondeductible expenses	9,772
Nontaxable income	(72,356)
State income tax expense, net of federal benefit	31,967
Other adjustments, net	19,614
	$422,771

NOTE E - INCOME TAX MATTERS - CONTINUED

The Company recognizes the accrual of any interest and penalties related to unrecognized tax benefits in income tax expense. No interest or penalties were recognized in 2013.

The Parent and the Company are no longer subject to federal or state tax examinations by taxing authorities for years before 2010.

NOTE F - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined under the applicable rules, shall not exceed 15 to 1. At December 31, 2013, the Company had net capital of $9,693,985, which was $9,443,985 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was .12 to 1.

NOTE G - 401(k) PROFIT SHARING PLAN

The Company's employees are included in Carty & Company's qualified 401(k) profit sharing plan. The Company's contribution to the plan is determined by the Board of Directors and is discretionary. The Company contributed $55,781 to the profit sharing plan for the year ended December 31, 2013.

NOTE H - COMMITMENTS AND CONTINGENCIES

The Company is obligated for monthly lease payments on its general office until September 30, 2017. The lease requires annual rental payments as follows:

	Amount
December 31, 2014	$344,037
December 31, 2015	$348,734
December 31, 2016	$353,430
December 31, 2017	$267,715

During the year, the Company incurred building lease expense of $332,768.

The Company, in the normal course of its business, has matters involving regulations and procedures reviewed by FINRA, the SEC and other regulatory bodies. As of December 31, 2013, no items of material significance were outstanding as a result of such reviews.

NOTE I - GUARANTEES

FASB ASC 460, *Guarantees*, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including subcustodians and third-party brokers, improperly executed transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

NOTE J - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISKS AND CONCENTRATION OF CREDIT RISK

In the normal course of business, the Company may be exposed to risks in the execution of securities transactions. These transactions involve elements of risk as to credit extended, market fluctuations, and interest rate changes.

NOTE J - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISKS AND CONCENTRATION OF CREDIT RISK - CONTINUED

The Company's securities transactions clear primarily on a delivery versus payment basis. In transactions with repurchase agreements, margin may be required if market conditions are such as to indicate excessive elements of risk in these transactions. The execution of substantially all purchases and sales of securities requires the performance of another party to fulfill the transactions. In the event that a counter-party to the transaction fails to satisfy its obligation, the Company may be required to purchase or sell the security at the prevailing market price, which may have an adverse effect.

The nature of the securities industry is such that large cash balances are maintained in various financial institutions. These balances may exceed the limits of coverage guaranteed by the Federal Deposit Insurance Corporation.

The Company, as a securities broker-dealer, is engaged in various securities trading activities with a variety of customers including individuals, financial institutions, credit unions, insurance companies, pension plans, and other broker-dealers. The Company's exposure to credit risk associated with the non-performance of these counter-parties could be impacted by changing market conditions which would impair the counter-parties ability to satisfy their obligations to the Company.

NOTE K - RELATED PARTY TRANSACTIONS

Carty & Company, Inc. is a wholly-owned subsidiary of Carty Financial Corporation. During the year, Carty Financial Corporation allocated $6,880,217 in direct wage costs and payroll taxes to the Company.

NOTE L - ANNUAL REPORT OF FORM X-17A-5

The annual report to the Securities and Exchange Commission on Form X-17A-5 is available for examination and copying at the Company's office and at the regional office of the Securities and Exchange Commission.

NOTE M - COLLATERAL

Amounts that the Company has pledged as collateral, which are not reclassified and reported separately, at December 31, 2013, consisted of the following:

Financial Statement Classification	Carrying Amount
Securities owned- at fair value	$5,497,682

SUPPLEMENTARY INFORMATION

Carty & Company, Inc.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
December 31, 2013

SCHEDULE I

Net capital:		
Total stockholder's equity		$10,813,587
Deductions and/or charges:		
Nonallowable assets:		
Unsecured receivables - other	$539,780	
Furniture, equipment and leasehold improvements, net	151,076	
Other assets	44,109	
	734,965	
Excess deductible on broker's bond	20,000	754,965
Net capital before haircuts on securities positions		10,058,622
Haircuts on securities:		
Exempt securities	276,907	
Debt securities	87,250	
Other securities	480	364,637
NET CAPITAL		$ 9,693,985
Aggregate indebtedness:		
Items included in statement of financial condition:		
Accounts payable and accrued expenses		$ 1,136,007
AGGREGATE INDEBTEDNESS		$ 1,136,007

Carty & Company, Inc.
COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 - CONTINUED
December 31, 2013

SCHEDULE I - CONTINUED

Computation of basic net capital requirement:	
Minimum net capital required	$ 250,000
Excess net capital	$9,443,985
Excess net capital at 1000%	$9,393,985
Ratio of aggregate indebtedness to net capital	.12 to 1

There are no material differences between the Company's computation of net capital under Rule 15c3-1 included in Part II of Form X-17A-5 as of December 31, 2013 and the computation above; therefore, no reconciliation of the computation of net capital under Rule 15c3-1 is included.

INDEPENDENT AUDITORS' REPORT ON THE

INTERNAL CONTROL STRUCTURE

JACKSON, HOWELL & ASSOCIATES, PLLC
CERTIFIED PUBLIC ACCOUNTANTS/BUSINESS CONSULTANTS

MEMBERS AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
PRIVATE COMPANIES PRACTICE SECTION

MEMBERS:

JIMMY R. ADKINS, CPA
DAVID L. JACKSON, CPA
CYNTHIA C. ROBB, CPA
KAREN D. HILL, CPA, CFE, CGFM
MARK L. LAUBER, CPA

TENNESSEE
7240 GOODLETT FARMS PARKWAY, SUITE 101
CORDOVA, TENNESSEE 38016-4925
(901) 683-5100 (O) / (901) 683-0562 (F)

ARKANSAS
301 EAST BROADWAY STREET
WEST MEMPHIS, ARKANSAS 72301-3173
(870) 735-2683 (O) / (870) 735-5871 (F)

E-MAIL: JHH@JHHCPA.COM

INDEPENDENT AUDITORS' REPORT ON THE INTERNAL CONTROL STRUCTURE

Board of Directors
Carty & Company, Inc.
Memphis, Tennessee

In planning and performing our audit of the financial statements and supplementary schedule of Carty & Company, Inc. (the Company) for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5 (g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements of prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subjected to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Jackson, Howell & Associates, PLLC

Cordova, Tennessee
February 24, 2014

INDEPENDENT ACCOUNTANTS' REPORT ON

APPLYING AGREED-UPON PROCEDURES RELATED

TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

JACKSON, HOWELL & ASSOCIATES, PLLC
CERTIFIED PUBLIC ACCOUNTANTS/BUSINESS CONSULTANTS

MEMBERS AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
PRIVATE COMPANIES PRACTICE SECTION

MEMBERS:

JIMMY R. ADKINS, CPA
DAVID L. JACKSON, CPA
CYNTHIA C. ROBB, CPA
KAREN D. HILL, CPA, CFE, CGFM
MARK L. LAUBER, CPA

TENNESSEE
7240 GOODLETT FARMS PARKWAY, SUITE 101
CORDOVA, TENNESSEE 38016-4925
(901) 683-5100 (O) / (901) 683-0562 (F)

ARKANSAS
301 EAST BROADWAY STREET
WEST MEMPHIS, ARKANSAS 72301-3173
(870) 735-2683 (O) / (870) 735-5871 (F)

E-MAIL: JHH@JHHCPA.COM

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Board of Directors
Carty & Company, Inc.
Memphis, Tennessee

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation (Form SIPC-7)) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Carty & Company, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Carty & Company, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Carty & Company, Inc.'s management is responsible for Carty & Company, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries and check copies noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, quarterly Forms X-17A-5 and monthly internal financial statements noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers and reconciliation of Form SIPC-7 amounts prepared by the Company supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Jackson, Howell & Associates, PLLC

Cordova, Tennessee
February 24, 2014